IAMGOLD CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD AWARDED *DISCOVERY OF THE YEAR* FOR NELLIGAN GOLD PROJECT BY ASSOCIATION DE L'EXPLORATION MINIÈRE DU QUÉBEC

Toronto, Ontario, October 25, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce that its Nelligan Gold Project ("Nelligan" or the "Project") was awarded the *Discovery of the Year* by the Association de l'Exploration Minière du Québec ("AEMQ") at its XPLOR 2019 Reconnaissance Gala on October 23, 2019. The Project is a joint venture between IAMGOLD: 51%, and Vanstar Mining Resources ("Vanstar"): 49%.

"The IAMGOLD team worked very hard to achieve this major result, and to advance Nelligan to the completion of a first 43-101 compliant resource, announced earlier this week. I would like to thank our exploration team for safely carrying out our work over the last 3 years, our collaborators who helped advance the Project and supported our field programs, and also our contractors who provided us with critical diamond drilling and analytical services. Finally, I would like to thank our partner Vanstar, for giving IAMGOLD the opportunity to be its exploration partner on the Project," commented Craig MacDougall, Senior Vice-President, Exploration.

He added, "The initial resource estimate reported for Nelligan marks an important milestone. The discovery of the Renard zone builds on the initial discoveries made by Vanstar, with the advancement from an initial grassroots discovery of the Renard zone to the declaration of a sizable mineral resource in just three years."

The Nelligan Gold Project is located located 60 kilometres southwest of Chibougamau, Quebec, Canada and is held under an earn-in option to joint venture agreement with Vanstar. The Company currently holds an undivided 51% interest in the property, and holds an option to earn a further 24% undivided interest in exchange for cash payments totaling C$2,750,000 to Vanstar and the delivery of an NI 43-101 compliant Resource Estimate and Technical Report before March 2022. Once vested to an undivided 75% interest, IAMGOLD will have a further option to acquire an additional interest of 5%, to hold an 80% interest in the Project by completing and delivering a Feasibility Study.

The initial mineral resource estimate, on a 100-per-cent basis, shows a pit-constrained inferred resource totalling 96.99 million tonnes averaging 1.02 grams of gold per tonne for 3,193,900 ounces of contained gold (*see news release dated October 22, 2019*).

The *Discovery of the Year* award highlights the importance of a recent mineral discovery that has produced a significant ripple effect on exploration activities, on the property itself or in the immediate area. IAMGOLD takes pride in the dedication and hard work of its Exploration team and appreciates our talented partners who enabled this extraordinary discovery.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com